UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2009
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
2008 RESULTS ANNOUNCEMENT
CHAIRMAN’S STATEMENT
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) is pleased to announce the audited results of the Company and its subsidiaries (the “Group”) in respect of the financial year ended 31 December 2008.
RESULTS
For the financial year ended 31 December 2008, the Group’s turnover and profit attributable to equity shareholders amounted to HK$403,672,000 (2007: HK$451,626,000) and HK$49,587,000 (2007: HK$5,581,000) respectively. Basic earnings per share was HK12.00 cents (2007: HK1.35 cents).
DIVIDENDS
In view of the uncertainties due to economic crisis and the Group’s future need, the Board has resolved not to declare any payment of final dividend for the financial year ended 31 December 2008 (2007: nil).
MANAGEMENT DISCUSSION AND ANALYSIS
BUSINESS REVIEW
The Group’s in-orbit satellites and their corresponding telemetry, tracking and control system (TT&C system) have been operating under normal condition during the year. In spite of the financial tsunami, global economic crisis, and the fierce market competition in Asia Pacific region particularly in China market, the Group had, during the period, successfully opened new market and expanded customer base thereby further increased the utilisation rates for APSTAR V and APSTAR VI.
APSTAR VI
APSTAR VI commenced commercial operation in June 2005. It contains 38 C band and 12 Ku band transponders. As at 31 December 2008, its utilisation rate was 71.9%, representing an increase of 12.9 % as compared to last year.

APSTAR V
APSTAR V commenced commercial operation in August 2004. It contains 38 C band and 16 Ku band transponders. As at 31 December 2008, the utilisation rate of the Group’s transponders thereon was 83.1%, representing an increase of 11.1% approximately as compared to last year.
The outstanding performances of APSTAR V and APSTAR VI have strengthened the competitive advantage of the Group resulting in promising performance in marketing especially in overseas market.
The additions of two satellites in mid 2007 and one satellite in the first half of 2008 in China market have led to fierce market competition in China market. However, the Group had, during the period, successfully secured its market share through services improvement and enhancement. As a whole, the intensive market competition has not resulted in a significant impact on the financial performance of the Group.
SATELLITE TV BROADCASTING AND UPLINK SERVICES
APT Satellite TV Development Limited (“APT TV”), a wholly-owned subsidiary of the Group, successfully established the satellite TV broadcasting platform based on the Satellite TV Uplink and Downlink Licence of Hong Kong. As of 31 December 2008, APT TV uplink and broadcast up to 87 satellite TV channels in the region representing an increase of 20.8% as compared to last year.
SATELLITE TELECOMMUNICATION SERVICES AND FACILITY SERVICES
APT Telecom Services Limited (“APTS”), a wholly-owned subsidiary of the Group, provides satellite-based external telecommunication services such as VSAT (Very Small Aperture Telecommunication), facilities management services, and teleport uplink services under the Fixed Carrier Licence of Hong Kong. Through a marketing effort in the second half of 2008, the Group has commissioned a cooperation with a multinational IT firm for the provision of advanced and environmentally friendly facility services to an internationally well known airliner for 12 years, further boosting the Group’s profit and utilisation of resources.
BUSINESS PROSPECTS
As the current global economic crisis is expected to last for a period of time, which may result in a number of uncertainties on the demand of transponder in the region. Meanwhile, new satellites are expected to be launched, which may further intensify the market competition in the region. The Group, however, by beefing up the competitive edge, improving the resource utilisation, exploring into new markets and enhancing customer services, is fully confident riding over unfavourable external factors and coping with future challenges.
FINANCIAL
The Group has fully repaid the bank loan during the year. As at 31 December 2008, the Group’s financial position is very strong with a gearing ratio (total liabilities/total assets) of approximately 20% (2007: 37%). The Liquidity Ratio (current assets/current liabilities) is at 1.71 times (2007: 1.29 times). The amount attributable to equity shareholders of the Group is HK$2,040,565,000. The Group had cash and cash equivalents amounting HK$121,541,000 and pledged bank deposit of HK$808,000.
CORPORATE GOVERNANCE
The Group is committed to high standard of corporate governance especially in internal control and compliance. Please refer to the Corporate Governance Report contained in the 2008 Annual Report.

FINANCIAL REVIEW
The following discussion and analysis of the Group’s financial position and results of operations should be read in conjunction with the Financial Highlights and the related notes.
Highlights:

	2008	2007	Change
HK$ thousand
Turnover	403,672	451,626	-11%
Gross profit	126,091	136,834	-8%
Profit for the year	49,500	4,716	+950%
Profit attributable to shareholders	49,587	5,581	+788%
Basic Earnings per share (HK cents)	12.00 cents	1.35 cents	+10.65 cents

In percentage
Total assets	2,546,283	3,135,582	-19%
Total liabilities	505,718	1,146,891	-56%

Gearing ratio (%)	20%	37%	-17%
The Group recorded a turnover and profit for the year of HK$403,672,000 and HK$49,500,000 for 2008. The turnover decreased by 11%, primarily due to termination of wholesale voice services in the second half of 2007, and disposal of an operating subsidiary, Beijing Asia Pacific East Communication Network Limited (“BAPECN”) on 2 April 2008; the turnover of this subsidiary was included in the consolidated income statement up to the date of disposal.
For the year ended 31 December 2008, profit attributable to equity holders amounted to HK$49,587,000, represents an increase of 788% as compared with 2007. The cause for the increase in net profit was principally the result of the following factors:
Other net income
Other net income increased from HK$26,334,000 in 2007 to HK$68,871,000 in 2008. The increase was mainly due to gain on sale of certain transponders of HK$51,489,000.

Gain on Sale of a subsidiary
The Group sold its entire equity interest in BAPECN on 2 April 2008, realizing a gain of HK$3,193,000. Details of gain on disposal of a subsidiary are set out in note 9 of this announcement.
Share of result and gain on sale of a Jointly Controlled Entity
The Group sold its entire equity interest in APT Satellite Telecommunications Limited (“APT Telecom”) on 3 October 2008, realizing a gain of HK$9,590,000. Details of gain on disposal of a jointly controlled entity are set out in the announcement dated on 3 October 2008 and note 10 of this announcement.
Prior to the date of sale, the share of result of APT Telecom to the Group was HK$2,397,000, representing an increase of HK$3,291,000 as compared to 2007.
Income Tax
The income tax expenses increased from HK$20,445,000 in 2007 to HK$42,551,000 in 2008. The increase was mainly due to a tax provision of HK$14,350,000 in respect of disposal of certain transponders. The details of income tax of the Group are set out in note 8 of this announcement.
CAPITAL EXPENDITURE, LIQUIDITY, FINANCIAL RESOURCES AND GEARING RATIO
During the year, the Group’s principal use of capital was the capital expenditure related to the satellite equipments and office equipments which had been funded by internally generated cash. The capital expenditure incurred for the year ended 31 December 2008 amounted to HK$7,457,000.
During the year, the Group has fully repaid the bank loan of HK$683,056,000 (equivalent to US$85,571,000), the funding for which came from the proceeds from the sale of certain transponders, BAPECN, APT Telecom and internally generated cash.
As at 31 December 2008, the Group’s total liabilities were HK$505,718,000, a decrease of HK$641,173,000 as compared to 2007, primarily due to repayment of the bank loan as described above. As a result, the gearing ratio (total liabilities/total assets) has decreased to 20%, representing a 17% decrease as compared to 2007.

Capital structure
The Group consistently adheres to conservative fund management. The global financial crisis resulted in no significant impact to the Group’s financial position. The solid capital structure and financial strength continue to provide for a solid foundation for the Group’s future development.
Foreign exchange exposure
The Group mainly earned revenue in the United States Dollar and Renminbi. The Group’s insurance coverage premiums on satellite and debt services and substantially all capital expenditures were denominated in the United States Dollar; the remaining expenses were primarily denominated in the Hong Kong Dollars. The effect of exchange rate fluctuation in the United States Dollar is insignificant as the Hong Kong dollar is pegged to the United States Dollar. In the past several years, appreciation of Renminbi against the Hong Kong Dollar maintained an increasing trend until the second half of 2008 when it stablised. The management expects that the exchange rate of Renminbi to remain stable and does not foresee material adverse foreign exchange risk to the Group. Therefore, the Group presently does not engage in any foreign currency hedging activities.
Charges on group assets
The Group has repaid the bank loan on 30 December 2008. The assets under fixed charges were APTSTR V and APSTAR VI of nil in 2008 (2007: HK$2,317,238,000), and bank deposits of nil (2007: HK$83,749,000). As at 31 December 2008, approximately HK$808,000 is related to other pledges.
In addition, certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$4,422,000 (2007: HK$4,538,000).
Capital commitments
As at 31 December 2008, the Group has outstanding capital commitments of HK$1,499,000 (2007: HK$3,398,000), which was contracted but not provided for in the Group’s financial statements, mainly in respect of the future purchases of equipment.
Contingent liabilities
The details of contingent liabilities of the Group are set out in note 15 of this announcement.

FINANCIAL HIGHLIGHTS
Consolidated Income Statement
For the year ended 31 December 2008

		2008	2007
	Note	HK$’000	HK$’000

Turnover	3	403,672	451,626
Cost of services		(277,581)	(314,792)

Gross profit		126,091	136,834

Other net income	4	68,871	26,334
Administrative expenses		(84,838)	(81,896)
Valuation (losses)/gains on investment properties		(12)	226
Impairment loss recognised in respect of property, plant and equipment	5	(8,397)	(98)

Profit from operations		101,715	81,400
Finance costs	6	(24,844)	(55,345)
Share of results of jointly controlled entities		2,397	(894)
Gain on disposal of a subsidiary	9	3,193	—
Gain on disposal of a jointly controlled entity	10	9,590	—

Profit before taxation	7	92,051	25,161
Income tax	8	(42,551)	(20,445)

Profit for the year		49,500	4,716

Attributable to:
Equity shareholders of the Company		49,587	5,581
Minority interests		(87)	(865)

Profit for the year		49,500	4,716

Earnings per share	11
- Basic		12.00 cents	1.35 cents

- Diluted		12.00 cents	1.35 cents

Consolidated Balance Sheet at 31 December 2008

		2008	2007
	Note	HK$’000	HK$’000

Non-current assets
Property, plant and equipment		2,183,468	2,508,321
Interest in leasehold land held for own use under an operating lease		14,444	14,820
Investment properties		5,159	5,171
Interest in jointly controlled entities		—	3,529
Amount due from a jointly controlled entity		—	69,839
Club memberships		5,537	5,537
Prepaid expenses		19,023	14,137
Deferred tax assets		—	9,174

		2,227,631	2,630,528

Current assets
Trade receivables, net	12	67,143	80,409
Deposits, prepayments and other receivables		26,728	23,240
Amount due from immediate holding company		155	101
Amount due from a jointly controlled entity		—	5,530
Other financial assets	13	102,277	—
Pledged bank deposits		808	83,749
Cash and cash equivalents		121,541	312,025

		318,652	505,054

Current liabilities
Payables and accrued charges	14	41,335	38,727
Rentals received in advance		40,608	33,679
Loan from a minority shareholder		6,088	7,488
Secured bank borrowings due within one year		—	217,961
Current taxation		98,242	93,087

		186,273	390,942

Net current assets		132,379	114,112

Total assets less current liabilities carried forward		2,360,010	2,744,640

Consolidated Balance Sheet at 31 December 2008 (Continued)

		2008	2007
	Note	HK$’000	HK$’000

Total assets less current liabilities brought forward		2,360,010	2,744,640

Non-current liabilities
Secured bank borrowings due after one year		—	462,374
Deposits received		23,093	19,624
Deferred income		209,370	207,787
Deferred tax liabilities		86,982	66,164

		319,445	755,949

Net assets		2,040,565	1,988,691

Capital and reserves
Share capital		41,327	41,327
Share premium		1,287,536	1,287,536
Contributed surplus		511,000	511,000
Capital reserve		9,330	9,557
Revaluation reserve		368	368
Exchange reserve		7,212	4,007
Other reserves		123	115
Accumulated profits		183,669	133,855

		2,040,565	1,987,765
Minority interests		—	926

Total equity		2,040,565	1,988,691

Notes:
1	STATEMENTS OF COMPLIANCE
These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are consistent with IFRSs, these financial statements also comply with HKFRSs and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“listing rules”).
2	BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS
The consolidated financial statements for the year ended 31 December 2008 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in jointly controlled entities.
The measurement basis used in the preparation of the financial statements is the historical cost basis except that investment property is stated at fair value as explained in the accounting policies set out below.
The preparation of financial statements in conformity with IFRS and HKFRSs requires management judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

3	SEGMENTAL REPORTING
Segment information is presented in respect of the Group’s business and geographical segments. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.
Inter-segment pricing is based on terms similar to those available to external third parties.
Business segments
The Group comprises two main business segments, namely provision of satellite transponder capacity and related services and provision of satellite-based broadcasting and telecommunications services.

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover from external customers	385,391	395,032	18,153	56,453	—	—	403,544	451,485
Inter-segment turnover	11,115	14,028	1,357	1,260	(12,472)	(15,288)	—	—

Total	396,506	409,060	19,510	57,713	(12,472)	(15,288)	403,544	451,485

Service income							128	141

							403,672	451,626

Segment result	120,833	126,873	(8,904)	9,644	—	(2)	111,929	136,515
Service income							128	141
Unallocated other net income							68,859	26,560
Unallocated administrative expenses
- staff costs							(48,990)	(47,792)
- office expenses							(30,211)	(34,024)

Profit from operations							101,715	81,400
Finance costs							(24,844)	(55,345)
Share of results of jointly controlled entities							2,397	(894)
Gain on disposal of a subsidiary							3,193	—
Gain on disposal of a jointly controlled entity							9,590	—

Profit before taxation							92,051	25,161
Income tax							(42,551)	(20,445)

Profit for the year							49,500	4,716

Business segments (Continued)

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Depreciation for the year	212,011	216,557	2,459	5,904
Impairment loss for the year	1,739	—	6,658	98

Significant non-cash expenses (other than depreciation)	657	25	4,980	55

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Segment assets	2,186,865	2,629,907	8,154	36,272	(35,465)	(41,872)	2,159,554	2,624,307
Investment in and amounts due from jointly controlled entities	—	78,898	—	—	—	—	—	78,898
Unallocated assets							386,729	432,377

Total assets							2,546,283	3,135,582

Segment liabilities	350,007	330,908	60,997	76,449	(35,465)	(41,872)	375,539	365,485
Unallocated liabilities							130,179	781,406

Total liabilities							505,718	1,146,891

Capital expenditure incurred during the year	7,098	9,343	359	1,340

Geographical segments
The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located within a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.
In presenting information on the basis of geographical segments, segment revenue, segment assets and capital expenditure is based on the geographical location of customers.

			Other regions
	Hong Kong		in the PRC		Singapore		Indonesia		Others		Unallocated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Turnover from external customers	54,292	65,065	165,162	170,758	53,976	61,486	77,235	90,505	53,007	63,812	—	—
Segment assets	10,892	6,794	19,548	39,070	7,731	3,894	25,105	16,499	3,867	14,152	2,479,140	3,055,173
Capital expenditure incurred during the year 2008	—	—	558	369	—	—	—	—	—	—	6,899	10,314

4	OTHER NET INCOME

	2008	2007
	HK$’000	HK$’000
Other net income primarily includes the following:
Interest income	11,433	22,181
Rental income in respect of properties	549	592
Gain on disposal of property, plant and equipment	51,595	261
5	IMPAIRMENT LOSS RECOGNISED IN RESPECT OF PROPERTY, PLANT AND EQUIPMENT

During 2008, the Group conducted a review of the Group’s property, plant and equipment and determined that certain assets were impaired as the recoverable amount of these assets is estimated to be less than their carrying amount. Accordingly, an impairment loss of HK$8,397,000 (2007: HK$98,000) in respect of a communication satellite, APSTAR IA, and TV uplink and broadcasting equipment has been recognised and charged to the income statement. It was concluded that no further impairment is required.

6	FINANCE COSTS

	2008	2007
	HK$’000	HK$’000

Interest on bank borrowings wholly repayable within five years	22,033	52,254
Other borrowing costs	2,811	3,091

	24,844	55,345

7	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

	2008	2007
	HK$’000	HK$’000

Auditors’ remuneration
- audit services	1,165	1,266
- other services	10	10
Depreciation	214,470	222,461
Amortisation on leasehold land held for own use	376	375
Foreign currency exchange gain	(687)	(2,251)
Operating lease charges: minimum lease payments
- land and buildings and equipment	546	961
- satellite transponder capacity	4,533	4,830
Impairment loss on trade and other receivables	5,637	80
Impairment loss on property, plant and equipment	8,397	98

8	INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT

	2008	2007
	HK$’000	HK$’000
Current tax — Overseas
Tax for the year	12,560	18,623

Deferred tax — Hong Kong
Origination of temporary differences	33,248	1,822
Effect on deferred tax balances at 1 January resulting from a change in tax rate	(3,257)	—

	29,991	1,822

	42,551	20,445

Taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.
The provision for Hong Kong Profits Tax was calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the year. Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong.
In February 2008, the Hong Kong Government announced a decrease in the Profits Tax rate from 17.5% to 16.5% applicable to the Group’s operations in Hong Kong as from the year ended 31 December 2008. This decrease is taken into account in the preparation of the Group’s and the Company’s 2008 financial statements. Accordingly, the provision for Hong Kong Profits Tax for 2008 is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the year and the opening balance of deferred tax has been re-estimated accordingly.
In November 2007, a subsidiary of the Company was requested to supply information to the Inland Revenue Department (“IRD”) in respect of the nature of the gain arising from the disposal of certain transponders in 2006 and as to whether such transaction should be taxable. The subsidiary of the Company sent a reply letter to the IRD together with the requested relevant information. Up to the date of the audited financial statements, no assessment has yet been made by the IRD. Management believes such transaction should be treated as capital in nature and is in the process of gathering relevant documentary evidence to support its grounds; however, due to difficulty assessing the probability on the success of claiming the gain as non-taxable in nature, a tax provision of HK$14,350,000 in respect of such transaction was made as of 31 December 2008.

9	GAIN ON DISPOSAL OF A SUBSIDARY

Pursuant to a disposal agreement dated 2 April 2008, CTIA VSAT Network Limited (“CTIA”), a subsidiary of the Company, disposed of its entire equity interest in Beijing Asia Pacific East Communication Network Limited (“BAPECN”) to an independent third party at a total consideration of RMB4,800,000 (approximately HK$5,327,710). Beijing Zhong Guang Xian Da Data Broadcast Technology Co Limited, a jointly controlled entity of the Company, in which BAPECN has 35% equity, was also disposed of as part of the sale.

Net assets disposed of:

2008
HK$’000

Property, plant and equipment	8,160
Trade receivables	161
Deposits, prepayment and other receivables	287
Cash and bank balances	532
Payables and accrued charges	(3,767)
Rentals received in advance	(1,388)
Loan from a shareholder	(990)

2,995
Minority interest	(839)
Other reserves and exchange reserves	(1,011)
Waive on loan from CTIA	990
Gain on disposal of a subsidiary	3,193

Consideration	5,328

10	GAIN ON DISPOSAL OF A JOINTLY CONTROLLED ENTITY
Pursuant to a disposal agreement dated 3 October 2008, the Group disposed of its entire equity interest in a jointly controlled entity, APT Satellite Telecommunications Limited (“APT Telecom”), to an independent third party at a consideration of HK$88,550,000.
Net assets (representing the Group’s portion) disposed of:

2008
HK$’000

Property, plant and equipment	78,100
Trade receivables	61
Deposits, prepayment and other receivables	1,172
Payables and accrued charges	(6,268)
Loan from a shareholder	(67,139)

5,926
Disposal cost	1,056
Gain on disposal of a jointly controlled entity	9,590

Net consideration	16,572

11	EARNINGS PER SHARE
(a)	Basic earnings per share
The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$49,587,000 (2007: HK$5,581,000) and the weighted average of 413,265,000 ordinary shares (2007: 413,265,000 shares) in issue during the year ended 31 December 2008.
(b)	Diluted earnings per share
Diluted earnings per share is the same as the basic earnings per share as there were no dilutive potential ordinary shares in existence during the years 2008 and 2007.
12	TRADE RECEIVABLES, NET
The Group allows a credit period of 30 days to its trade customers. The following is an ageing analysis of trade receivables (net of allowance for doubtful debts) at the balance sheet date:

	The Group
	2008	2007
	HK$’000	HK$’000

0 - 30 days	57,087	53,923
31 - 60 days	2,920	8,276
61 - 90 days	2,532	4,032
91 - 120 days	2,379	3,001
Over 120 days	2,225	11,177

	67,143	80,409

The trade receivables are expected to be recovered within one year.
13	OTHER FINANCIAL ASSETS

	The Group
	2008	2007
	HK$’000	HK$’000

Financial assets at fair value through profit and loss
- unlisted financial assets in the PRC	102,277	—
Other financial assets are unquoted, interest bearing debt securities with an effective interest rate of 1.45%, and with maturity dates in January 2009. The amounts have been fully settled at respective maturity dates. As at 31 December 2008, no other financial assets are individually determined to be past due or impaired.

14	PAYABLES AND ACCRUED CHARGES

The ageing analysis of accounts payable and accrued charges as of the balance sheet date is as follows:

	The Group
	2008	2007
	HK$’000	HK$’000

0 - 3 months	5,979	9,072
4 - 6 months	—	—
7 - 9 months	—	—
9 - 12 months	—	—

	5,979	9,072

Accrued expenses	35,356	29,655

At 31 December	41,335	38,727

All of the payables are expected to be settled within one year or are repayable on demand.
15	CONTINGENT LIABILITIES
(a)
In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder utilisation income derived from the overseas customers. From 1999, overseas withholding tax has been charged on certain transponder utilisation income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864,000.

(b)
The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary in previous years. The guarantees were terminated due to repayment of borrowings under the Loan Facility in full as at 31 December 2008 (2007: HK$683,056,000).

HUMAN RESOURCES
As at 31 December 2008, the Group had 85 employees (2007: 147). With regard to the emolument policy, the Group remunerates its employees in accordance with their respective responsibilities and current market trends. On 19 June 2001, the Company first granted share options under the share option scheme adopted at the annual general meeting on 22 May 2001 (“Scheme 2001”) to its employees including executive directors. On 22 May 2002, the Group adopted a new share option scheme (“Scheme 2002”) at the annual general meeting to comply with the requirements of the Rules (“Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Stock Exchange”). To further motivate employees for better contribution to the Group, the Group has also established an incentive bonus scheme.
The Group provides on the job training to employees to update and upgrade their knowledge on related job fields.
PURCHASE, SALE OR REDEMPTION OF SHARES
During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.
COMPLIANCE WITH CORPORATE GOVERNANCE CODE
Throughout the year of 2008, the Company has met the code provisions (“Code Provision”) set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules save for the following Code Provisions A4.1 and A4.2 respectively:
•
the non-executive directors of the Company are not appointed for a specific term given they shall retire from office by rotation once every three years except the Chairman of the Board and the President in accordance with the Bye-Laws of the Company; and

•	the Chairman of the Board and the President are not subject to retirement by rotation given that would help the Company in maintaining its consistency of making business decisions.
AUDIT COMMITTEE
The Audit Committee of the Company at the meeting on 6 April 2009 has reviewed with the management the accounting principles and practices adopted by the Group and the accounts for the year ended 31 December 2008. It has also reviewed the results and statement of the Board on the effectiveness of the Group’s system of internal control and the independence of the Company’s auditors.
The audit committee comprised of four independent non-executive directors including Dr. Lui King Man, Dr. Huan Guocang, Dr. Lam Sek Kong and Mr. Cui Liguo.

PUBLICATION OF ANNUAL REPORT
The Company’s annual report for the year ended 31 December 2008 containing the information required by Appendix 16 of the Listing Rules will be dispatched to shareholders and published on the website of the Stock Exchange and the Company’s website (www.apstar.com) in due course.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements, such as those that express with words “believes,” “anticipates,” “plans” and similar wordings. Such forward-looking statements involve inherent risks and uncertainties, and actual results could be materially different from those expressed or implied by them. As regards the factors, uncertainties as well as the risks, they are identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.
NOTE OF APPRECIATION
I would like to thank all our customers and friends for their support, as well as to express my appreciation to all staff of the Group for their contribution.

By	Order of the Board
Rui Xiaowu
Chairman

Hong Kong, 7 April 2009
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President), Tong Xudong (Vice President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
Change in a Director’s Information
This announcement is made pursuant to Rule 13.51B(2) and 13.51(2)(l) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
APT Satellite Holdings Limited (the “Company”) was reported of the following information in respect of Mr. Tong Xudong (“Mr. Tong”), an Executive Director and Vice President of the Company:
Mr. Tong is a director of CTIA Vsat Network Limited (“CTIA”), a non-wholly owned subsidiary of the Company. CTIA is a Hong Kong company and its nature of business is for investment purpose. On 7 April 2009, CTIA’s board of directors had resolved that CTIA cannot by reason of its liabilities (as at 16 March 2009 the total liabilities of CTIA was HK$15,300,000) continue its business and proposed to all its shareholders to pass the resolution that CTIA be wound up by its creditors, also its shareholders, voluntarily.

By	Order of the Board
Dr. Brian Lo
Company Secretary

Hong Kong, 7 April 2009
The Directors as at the date of this announcement are as follows:
Executive Directors:
Cheng Guangren (President), Tong Xudong (Vice President) and Qi Liang (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

FORWARD LOOKING STATEMENTS
This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 7, 2009.

APT Satellite Holdings Limited
By /s/ Cheng Guangren
Cheng Guangren
Executive Director and President